January 9, 2006
Mr. Kevin Stertzel
Ms. Jill Davis
United States Security Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: Comments on Brush Engineered Materials Inc. 2004 Form 10-K
Dear Ms. Davis and Mr. Stertzel
This letter is in response to your comments as a result of a review of the Brush Engineered Materials, Inc. Form 10-K from 2004 as detailed in your letter of December 27, 2005. We believe that the following responses address the questions raised in your letter.
Response to Questions 1 and 2: Inventories
We are a holding company and, as such, have separate LIFO pools for our various subsidiaries as we do not have any pools that cross over multiple legal entities. Since the original LIFO elections by our predecessor company, Brush Wellman Inc., approximately 25 years ago, the only LIFO pools that have been created were due to the acquisition or formation of a new subsidiary. There were no LIFO pools created during the time period covered by the financial statements subject to your current review. In total, we have eleven LIFO pools.
The legal entities also have separate distinct production facilities that manufacture their own separate product lines. Multiple LIFO pools are used within a given legal entity in order to group similar raw materials into their own pool. Certain LIFO pools within a given legal entity will apply to multiple plants if they relate to similar items. Our objective for using LIFO inventory pooling is to group inventory items to allow for matching of revenues with the most recent costs.
While inventories in aggregate increased in 2004, we did have decrements in several individual LIFO pools, as changes in the inventory levels within one pool are independent of changes in inventory levels in the other pools. The liquidation of LIFO layers in these pools resulted in a relatively minor credit of $0.4 million to cost of sales. This credit represents approximately one-tenth of one percent of the total cost of sales in 2004.
In addition to the disclosures in Note B and in the Critical Accounting Policies referenced in your letter, we provide disclosures relative to inventory values and the LIFO reserve in the Financial Position section of the Management’s Discussion and Analysis (MD&A).

In this section, we comment on changes in inventories within various businesses and the causes for those changes, the impact of higher commodity prices on the FIFO and LIFO values of inventory and other pertinent inventory disclosures. We also discuss commodity price exposures in the Market Risk section of the MD&A, which helps explain movements in inventory values. We believe that these inventory disclosures taken in aggregate are appropriate and adequate.
Response to Question 3: Note N – Related Party Transactions
The loans referred to in Note N to the Consolidated Financial Statements are unrelated to the company-owned life insurance program (referred to in the deferred tax section of the Critical Accounting Policies) that was terminated in 2004.
The company-owned life insurance program was established in 1986 and covered substantially all of Brush Wellman’s domestic employees as of the inception date. No loans were made to any employee under this program and the employees did not have access to the cash surrender values of the policies. Revisions to the tax laws implemented subsequent to the program’s inception forced us to begin to unwind and then eventually terminate the program in 2004.
The loans to the six employees, including two executive officers, as referred to in Note N, were designed to be part of their individual compensation and benefit package. The loans were made pursuant to life insurance agreements between the Company and the employees in the first quarter 2002. These were new policies purchased in 2002, which were not part of the company-owned life insurance program from 1986. There was never any link between these disparate arrangements; they were administered separately and serviced by different providers.
In response to your specific queries,
•	The six employees pay a market rate of interest on the loans as defined by the applicable federal rate. The loans are payable from the insurance proceeds upon the employee’s death or earlier due to the occurrence of specified events, including termination of employment. The loan agreement requires the employee to maintain the insurance policy’s cash surrender value in an amount equal to or exceeding the outstanding loan balance.
•	We cannot compare the terms of these loans to other third party loans as we do not have any similar third party loans currently outstanding nor did we at any point during the period subject to your review.
•	There have been no modifications to the loan terms and no repayment extensions have been granted subsequent to the adoption of the Sarbanes-Oxley Act or since the inception of the loans. No events occurred in 2003 or 2004 that would have required any of these loans to be repaid.

•	The outstanding individual loan balances for the two executive officers have not changed since inception. Mr. Harnett, chairman and chief executive officer, has a loan balance of $260,000 while Mr. Skoch, senior vice president of administration, has a balance of $40,000. The individual loan balances to the other four employees have also remained constant and total $58,000 in aggregate.
•	The employee loans are included in Other Assets on the Consolidated Balance Sheets. Given the nature of the loans (i.e. the security provided by the underlying insurance policies, the frozen terms, etc.) and the relatively minor unchanging balance, we believe that footnote disclosure is adequate and that prominent display on the face of the financial statements is not warranted.
In connection with our responses in this letter to your comments, we acknowledge that:
—	We are responsible for the adequacy and accuracy of the disclosure in the filing;
—	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
—	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
Should you have any further questions related to our response or would like to discuss this in greater detail, you may contact me at (216) 383-4043.
Sincerely,
/s/ James P. Marrotte
James P. Marrotte
Vice President, Controller
cc:	J. Grampa M. Hasychak S. MacDonald S. Schnopp, Jones Day L. Thomas, Ernst & Young T. Lindberg, Ernst & Young